UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-16129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Daniel Craft Employees 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION
6700 Las Colinas Boulevard
Irving, Texas 75039

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a) Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b) Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and Supplemental Schedule

Fluor Daniel Craft Employees 401(k) Retirement Plan

As of December 31, 2006 and 2005 and for the year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

Fluor Daniel Craft Employees 401(k) Retirement Plan

Index to Audited Financial Statements
and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Investment Committee
Fluor Daniel Craft Employees 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Daniel Craft Employees 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

Fluor Daniel Craft Employees 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
Assets		
Investments:		
Investments in Master Trust Accounts	**$ 22,502,168**	$ 23,109,311
Mutual funds	**1,267,879**	779,951
Short-Term Investment Fund	**128,366**	154,660
Receivables:		
Interest and dividends	**1,276**	1,726
Contributions	-	44,420
Receivable from TRS 401(k) Retirement Plan	**47,635**	-
Total receivables	**48,911**	46,146
Total assets	**23,947,324**	24,090,068
Liabilities		
Accrued expenses	-	2,991
Total liabilities	-	2,991
Net assets available for benefits	**$ 23,947,324**	$ 24,087,077

See accompanying notes.

Fluor Daniel Craft Employees 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions (deductions) in net assets:	
Contributions:	
Participants	**$ 2,180,961**
Rollover	**69,859**
Total contributions	**2,250,820**
Net investment income:	
Share in net investment income of Master Trust Accounts	**2,186,409**
Interest and dividends	**6,532**
Other income	**6,905**
Net appreciation of Mutual funds	**102,565**
Net investment income	**2,302,411**
Benefits, terminations and withdrawals	**(3,938,050)**
Administrative expenses	**(249,415)**
Asset transfers to Fluor Corporation Salaried Employees' Savings Investment Plan	**(505,519)**
Decrease in net assets available for benefits	**(139,753)**
Net assets available for benefits:	
Beginning of year	**24,087,077**
End of year	**$ 23,947,324**

See accompanying notes.

1. Description of the Plan

The Fluor Daniel Craft Employees 401(k) Retirement Plan (the Plan) was established on January 1, 1996 by Fluor Enterprises, Inc. (Fluor Enterprises or the Company) as a contributory defined contribution plan. Fluor Enterprises is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is managed by Fluor's Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Benefits Administrative Committee interprets the Plan's documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives including the investment portfolio diversification and risk concentration guidelines and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee's guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee) hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees, or their designees.

Eligibility, Contributions, and Vesting

Hourly employees are eligible to participate in the Plan following the completion of one hour of service with the Company or any subsidiary. Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1 percent to 20 percent of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

Each company determines employer contributions on behalf of each participant who has completed one or more years of service with the Company or any subsidiary. Employer contributions, if any, are determined annually at the discretion of the Company. There is no guaranteed minimum for employer contributions.

Employer contributions are allocated monthly based on each participant's contribution percentage allocation. For the year ended December 31, 2006, the Company elected not to contribute to eligible participants.

1. Description of the Plan (continued)

Eligibility, Contributions, and Vesting (continued)

Participants are fully vested at all times in their contributions and earnings thereon, as well as company matching contributions prior to 2002. For company contributions from 2002 through 2005, if the participant was active on December 31, 2001, they were granted immediate vesting. All other participants become vested in the company matching contribution after completing three years of service.

Benefits, Terminations, and Withdrawals

Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. Distributions are made in lump-sum, and participants in the Fluor Common Stock Fund may request Fluor common shares valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant's account is allocated to the participant's beneficiary(ies), as described in the Plan document.

Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Benefits Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Investments

The Plan's investments, except for Mutual funds and the Short-Term Investment Fund, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with the Trustee. The Plan's commingled investments are held by the Trustee in the Master Trust Accounts. See Note 3 for a description of the investments in the Master Trust Accounts. Investments, which may include cash for pending transactions, are held in trust by the Trustee and consist of the following:

1. Description of the Plan (continued)

Investments (continued)

Master Trust Accounts; the Mutual funds; and the Trustee's Short-Term Investment Fund, which is a commingled fund composed of high-grade money market instruments with short maturities used as a clearing account for all Plan-related transactions.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants can transfer a portion or all of the balance in their accounts into the Fluor Common Stock Fund and the Non-U.S. Equity Fund only once per calendar month. If no funds are selected, then the contributions are designated to the Money Market Fund and may be subsequently allocated to other funds at the discretion of the participant.

Other Provisions

Participants may contribute distributions into the Plan, which were received from previous employers' qualified retirement plans (rollover contributions). If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant's entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

> Investments in marketable securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in commingled pension investment funds represents the underlying net asset value of the shares of such funds as determined by the issuer. The fair value in Mutual funds represents the net asset value of the shares of such fund as of the close of business at the end of the period. Investments in limited partnerships are valued at estimated fair value as determined and reported by the general partners of the partnerships and represent the Plan's proportionate share of the estimated fair value of the underlying net assets of the limited partnerships. On December 20, 2006, the Plan liquidated its interest in the limited partnerships held by the Master Trust. Investments in certain interest-bearing securities are carried at estimated fair values based on current market interest rates and estimated cash flows. The Short-Term Investment Fund is valued at amortized cost, which approximates fair value, as determined by the Trustee.

2. Summary of Significant Accounting Policies (continued)

Investments (continued)

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the "Share in net investment income of Master Trust Accounts" in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Master Trust may invest in fixed income and cash and cash equivalent futures; fixed income, cash and cash equivalent, and other options; foreign exchange forward contracts; swaps; mortgage derivatives; and structured notes. As of December 31, 2006, the Master Trust had $32,646,000 and $34,492,000 foreign currency exchange contracts receivable and payable, respectively. As of December 31, 2005, the Master Trust had $608,000 and $900,000 foreign currency exchange contracts receivable and payable, respectively. In December 2006, the Investment Committee implemented changes related to the fund managers of the U.S. Equity, Non-U.S. Equity and Small-Cap U.S. Equity funds within the Master Trust. To simulate market performance during the fund manager transition period within these funds, the Master Trust acquired "transition overlay" derivatives having a value of approximately $490,000,000, which were settled before December 31, 2006.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan's investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's concentrations of credit risk are dictated by the Plan's provisions, as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2006 and 2005.

Estimated fair values of investments in limited partnerships and commingled pension investment funds may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants' compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3. Master Trust Accounts

Assets

The fair value of the commingled investments of all participating Plans in the Master Trust Accounts at December 31, 2006 and 2005, is summarized as follows:

(In thousands)	2006	2005
Intermediate-Term Bond Account		
Government securities	**$ 94,353**	$ 233,914
Securities lending arrangements:		
Government securities	**41,959**	33,288
Bonds and notes	**3,257**	16,608
Securities lending collateral - cash	**36,264**	49,327
Securities lending collateral - non-cash	**10,025**	1,810
Bonds	**64,496**	96,275
Commingled pension investment funds	**98,458**	93,157
Commingled short-term investment funds	**36,497**	37,606
Foreign currency and cash	**40,448**	18,275
Corporate equity securities	**-**	1,600
Foreign currency exchange contracts	**16**	26
Investment income receivable, net	**1,727**	2,166
Due from (to) brokers for securities purchased, net	**117,209**	(94,907)
Accrued expenses	**(10)**	-
Obligation to return collateral - cash	**(36,264)**	(49,327)
Obligation to return collateral - non-cash	**(10,025)**	(1,810)
	$ 498,410	$ 438,008
U.S. Equity Account		
Corporate equity securities	**$ 201,300**	$ 282,100
Commingled pension investment funds	**335,555**	342,951
Securities lending arrangements:		
Corporate equity securities	**16,332**	50,975
Securities lending collateral - cash	**16,621**	52,181
Securities lending collateral - non-cash	**183**	198
Commingled short-term investment funds	**133,572**	6,969
Deposits	**5,326**	-
Investment income receivable, net	**3,062**	-
Accrued expenses	**(2)**	-
Due to brokers for securities purchased, net	**(737)**	-
Obligation to return collateral - cash	**(16,621)**	(52,181)
Obligation to return collateral - non-cash	**(183)**	(198)
	$ 694,408	$ 682,995

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	**2006**	**2005**
Short-Term Bond Account		
Government securities	**$ 212**	$ 28,240
Securities lending arrangements:		
Government securities	-	15,671
Bonds	-	2,585
Securities lending collateral - cash	-	18,666
Bonds	-	75,443
Commingled pension investment funds	-	9,050
Commingled short-term investment funds	**126,633**	3,711
Foreign currency and cash	**(156)**	-
Investment income receivable, net	**680**	795
Obligation to return collateral - cash	-	(18,666)
	$ 127,369	$ 135,495
Alternative Investments Account		
Interests in limited partnerships	**$ 18,563**	$ 23,524
Commingled short-term investment funds	**1,383**	1,000
Commingled pension investment funds	-	268
Investment income receivable, net	-	8
	$ 19,946	$ 24,800
Non-U.S. Equity Account		
Corporate equity securities	**$ 142,177**	$ 97,096
Commingled pension investment funds	**46,591**	153,094
Securities lending arrangements:		
Corporate equity securities	**9,348**	17,730
Securities lending collateral - cash	**9,755**	18,679
Foreign currency and cash	**130,900**	2,023
Foreign currency exchange contracts	**177**	(1)
Rights & warrants	**871**	-
Investment income receivable, net	**1,518**	-
Accrued expenses	**(10)**	(184)
Due to brokers for securities purchased, net	**(709)**	(317)
Obligation to return collateral - cash	**(9,755)**	(18,679)
	$ 330,863	$ 269,441

3. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2006	2005
Small-Cap U.S. Equity Account		
Corporate equity securities	**$ 71,063**	$ 75,880
Commingled pension investment funds	**21,334**	90,268
Securities lending arrangements:		
Corporate equity securities	**69,368**	40,521
Securities lending collateral - cash	**70,748**	40,990
Securities lending collateral - non-cash	**581**	651
Commingled short-term investment funds	**9,613**	2,364
Foreign currency and cash	**65,617**	-
Investment income receivable, net	**1,052**	-
Due from brokers for securities purchased, net	**58**	-
Accrued expenses	**(3)**	-
Obligation to return collateral - cash	**(70,748)**	(40,990)
Obligation to return collateral - non-cash	**(581)**	(651)
	$ 238,102	$ 209,033
Money Market Account		
Commingled short-term investment funds	**$ 312,448**	$ 292,900
Foreign currency and cash	**1,002**	-
Investment income and interest receivable, net	**1,681**	953
Accrued expenses	**(10)**	-
	$ 315,121	$ 293,853
Lehman Aggregate Index Account		
Commingled pension investment funds	**$ 14,701**	$ -
Bond index funds	**-**	16,503
Investment income receivable, net	**79**	-
Accrued expenses	**(3)**	(3)
	$ 14,777	$ 16,500
S&P 500 Index Account		
Equity index funds	**$ -**	$ 77,058
Commingled pension investment funds	**92,734**	-
Investment income receivable, net	**498**	-
Accrued expenses	**(8)**	(7)
	$ 93,224	$ 77,051
Fluor Common Stock Account		
Corporate equity securities	**$170,940**	$ 136,703
Commingled short-term investment funds	**9,031**	6,098
Investment income receivable, net	**965**	-
Accrued expenses	**(7)**	-
Accrued income	**-**	298
	$180,929	$ 143,099

3. Master Trust Accounts (continued)

Assets (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro rata basis. No such deficiencies were allocated to the Master Trust during the year ended December 31, 2006. At December 31, 2006 and 2005, the fair value of securities loaned by the Master Trust approximated $140,265,000 and $177,377,000, respectively. The fair value of cash collateral held by the Master Trust approximated $133,389,000 and $179,843,000, respectively, and the fair value of non-cash collateral held by the Master Trust approximated $10,789,000 and $2,659,000 at December 31, 2006 and 2005, respectively. Interest income aggregating approximately $539,000 was earned under the lending agreement during the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2006		2005	
	%	$	%	$
Intermediate-Term Bond Account	**0.55%**	**$ 2,730,646**	0.67%	$ 2,939,572
U.S. Equity Account	**0.87**	**6,044,068**	0.90	6,139,605
Short-Term Bond Account	**1.06**	**1,355,516**	1.13	1,530,970
Alternative Investments Account	**-**	**-**	0.33	82,025
Non-U.S. Equity Account	**0.64**	**2,125,551**	0.65	1,750,031
Small-Cap U.S. Equity Account	**0.81**	**1,930,408**	0.86	1,804,489
Money Market Account	**1.41**	**4,437,254**	1.69	4,969,385
Lehman Aggregate Index Account	**1.53**	**226,091**	1.66	274,637
S&P 500 Index Account	**0.98**	**913,317**	1.20	922,391
Fluor Common Stock Account	**1.51**	**2,739,317**	1.88	2,696,206
		$ 22,502,168		$ 23,109,311

3. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the year ended December 31, 2006, is summarized as follows:

(In thousands)	2006
Intermediate-Term Bond Account	
Interest	$ 16,720
Net appreciation including foreign currency translation and transaction gains and losses	5,621
Dividends	294
Other income	1,961
Investment management and administrative expenses	(1,380)
Net investment income	$ 23,216
U.S. Equity Account	
Interest	$ 506
Net appreciation	75,056
Dividends	1,178
Other income	3,285
Investment management and administrative expenses	(3,330)
Net investment income	$ 76,695
Short-Term Bond Account	
Interest	$ 5,695
Net appreciation	371
Other income	781
Investment management and administrative expenses	(250)
Net investment income	$ 6,597
Alternative Investments Account	
Interest	$ 59
Net depreciation	(126)
Dividends	1,868
Investment management and administrative expenses	(54)
Net investment income	$ 1,747
Non-U.S. Equity Account	
Interest	$ 163
Net appreciation including foreign currency translation and transaction gains and losses	64,099
Dividends	2,343
Other income	1,589
Investment management and administrative expenses	(1,800)
Net investment income	$ 66,394

3. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2006
Small-Cap U.S. Equity Account	
Interest	$ 205
Net appreciation	32,162
Dividends	1,171
Other income	1,245
Investment management and administrative expenses	(1,727)
Net investment income	$ 33,056
Money Market Account	
Interest	$ 15,130
Other income	1,681
Investment management and administrative expenses	(650)
Net investment income	$ 16,161
Lehman Aggregate Index Account	
Net appreciation	$ 613
Other income	79
Investment management and administrative expenses	(31)
Net investment income	$ 661
S&P 500 Index Account	
Net appreciation	$ 11,452
Other income	498
Investment management and administrative expenses	(76)
Net investment income	$ 11,874
Fluor Common Stock Account	
Interest	$ 455
Net appreciation	9,174
Dividends	1,636
Other income	966
Investment management and administrative expenses	(21)
Net investment income	$ 12,210

3. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the year ended December 31, 2006, is as follows:

	%	$
Intermediate-Term Bond Account	**0.65%**	**$ 151,397**
U.S. Equity Account	**0.86**	**662,125**
Short-Term Bond Account	**1.07**	**70,746**
Alternative Investments Account	**0.35**	**6,033**
Non-U.S. Equity Account	**0.65**	**432,187**
Small-Cap U.S. Equity Account	**0.84**	**276,562**
Money Market Account	**1.52**	**246,307**
Lehman Aggregate Index Account	**1.51**	**9,985**
S&P 500 Index Account	**1.12**	**132,990**
Fluor Common Stock Account	**1.62**	**198,077**
		$ 2,186,409

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the year ended December 31, 2006, are as follows (including realized gains and losses on investments that were both bought and sold during the respective year):

	Intermediate-Term Bond Account	**U.S. Equity Account**	**Short-Term Bond Account**	**Alternative Investments Account**	**Non-U.S. Equity Account**	**Small Cap U.S. Equity Account**	**Lehman Aggregate Index Account**	**S&P 500 Index Account**	**Fluor Common Stock Account**
					(In thousands)				
Investments at quoted market prices:									
Government securities	**$ 131**	**$ 388**	**$ 134**	**$ 12**	**$ 386**	**$ 184**	**$ -**	**$ -**	**$ -**
Corporate equity securities	**947**	**7,040**	**-**	**-**	**28,894**	**19,389**	**-**	**-**	**9,174**
Foreign currency forward contracts	**(144)**	**-**	**(1)**	**-**	**(3,285)**	**-**	**-**	**-**	**-**
Futures and options	**(718)**	**1,613**	**-**	**-**	**5,248**	**(461)**	**-**	**-**	**-**
Bonds	**1,843**	**(2)**	**238**	**-**	**30**	**(24)**	**-**	**-**	**-**
Investments at estimated fair value:									
Commingled pension investment funds	**3,562**	**66,017**	**-**	**(62)**	**32,826**	**13,074**	**613**	**11,452**	**-**
Interest in limited partnerships	**-**	**-**	**-**	**(76)**	**-**	**-**	**-**	**-**	**-**
Total	**$ 5,621**	**$ 75,056**	**$ 371**	**$ (126)**	**$ 64,099**	**$ 32,162**	**$ 613**	**$ 11,452**	**$ 9,174**

3. Master Trust Accounts (continued)

Income (continued)

Beginning January 2, 2007, the investment options available in the Plan were broadened to provide participants with a larger number of investment choices in specific asset categories. Both the U.S. Equity Fund and the Small-Cap U.S Equity Fund were split into growth stock and value stock components. In addition, certain other investment options were replaced by nine LifePath Portfolios managed by Barclays Global Investors. The LifePath Portfolio investment options are target maturity funds designated to provide an appropriate asset allocation over time for investors based on their anticipated year of retirement. Beginning April 1, 2007, these LifePath Portfolios were designated as the default investment fund and may be subsequently allocated to other funds at the discretion of the participant.

4. Related Party Transactions

Certain Plan investments in the Short-Term Investment Fund are managed by The Northern Trust Company. The Northern Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in Fluor's common stock. Because Fluor is the Plan sponsor, transactions involving Fluor's common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005
Net assets available for benefits per the financial statements	**$ 23,947,324**	$ 24,087,077
Less: Benefits payable	**-**	(37,522)
Net assets available for benefits per the Form 5500	**$ 23,947,324**	$ 24,049,555

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits, terminations, and withdrawals per the financial statements to the Form 5500:

	Year Ended December 31, 2006
Benefits, terminations, and withdrawals per financial statements	$ 3,938,050
Add: Benefits payable at end of year	-
Less: Benefits payable at beginning of year	(37,522)
Benefits, terminations, and withdrawals to participants per the Form 5500	$ 3,900,528

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedule

Fluor Daniel Craft Employees 401(k) Retirement Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

EIN: 95-2758280
Plan: 001

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current value
Commingled fund			
The Northern Trust Company Short Term Investment Fund *	128,366 shares	**	$ 128,366
Mutual funds			
Investment Co. of America	1,710 shares	**	57,314
Europacific Growth Fund	415 shares	**	19,322
Fidelity Diversified International Fund	482 shares	**	17,828
Fidelity Low Priced Stock Fund	843 shares	**	36,711
Fidelity Diversified Growth Fund	794 shares	**	25,168
Morgan Stanley Fund	32 shares	**	362
Neuberger & Berman Equity Trust	1,962 shares	**	93,656
New Perspective Fund	1,988 shares	**	63,105
PIMCO Long-Term U.S. Government Fund	315 shares	**	3,339
PIMCO FDS PAC Investment Management Services Low Fund	152 shares	**	1,451
PIMCO FDS PAC Investment Management Services Total Fund	993 shares	**	10,310
T. Rowe Price Blue Chip Growth Fund	166 shares	**	5,930
T. Rowe Price International FDS Emerging Market Stock Fund	12,132 shares	**	393,208

Fluor Daniel Craft Employees 401(k) Retirement Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year) (continued)

EIN: 95-2758280
Plan: 001

December 31, 2006

(a)(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Mutual funds (continued)			
T. Rowe Price Mid-Cap Growth Fund	839 shares	**	$ 45,027
T. Rowe Price Mid-Cap Value Fund	1,858 shares	**	47,220
T. Rowe Price Small-Cap Fund	485 shares	**	16,588
Turner Mid-Cap Growth Fund	3,397 shares	**	99,221
Vanguard Growth Equity Fund	4,682 shares	**	51,782
Vanguard Explorer Fund	893 shares	**	66,717
Vanguard Windsor II Fund	1,198 shares	**	41,633
Hewitt Series Trust Institutional Money Market Fund	171,987 shares	**	171,987

* Party-in-interest investment that is not a "prohibited investment" under the Employee Retirement Income Security Act of 1974.

** Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Fluor Daniel Craft Employees 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007

Fluor Daniel Craft Employees 401(k) Retirement Plan

By: ______________________________

Joanna M. Oliva
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-63868 and 333-120370) pertaining to the Fluor Daniel Craft Employees 401(k) Retirement Plan of our report dated June 21, 2007, with respect to the financial statements and schedule of the Fluor Daniel Craft Employees 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Dallas, Texas
June 21, 2007

END